SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Higher Than Expected First Quarter Sales and
Earnings

— Unit Sales up 21.9% Against Background of Strong Industry Demand —

Montreal, Tuesday, February 3, 2004 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its results for its first fiscal quarter ended January 4, 2004, and also commented on the factors impacting its outlook for the balance of the year. With effect from the beginning of the 2004 fiscal year, the Company has adopted the U.S. dollar as its functional and financial reporting currency, and accordingly the first quarter financial statements are presented in U.S. dollars.

First quarter sales and earnings

The Company reported net earnings of U.S. $2.9 million, or U.S. $0.10 per diluted share, down respectively 21.6% and 23.1% compared with U.S. $3.7 million or U.S. $0.13 per diluted share in the first quarter of fiscal 2003. Consensus analyst expectations for the quarter were in the range of U.S. $0.08-$0.09 per diluted share. The Company's results for the quarter reflect increases in cost of sales and depreciation expense as a result of the upward revaluation of opening inventories and fixed assets required in order to give effect to the change to U.S. functional currency. Net earnings for the first quarter of fiscal 2004 were U.S. $5.5 million or U.S. $0.18 per diluted share before reflecting the accounting treatment of these adjustments resulting from the change to U.S. functional currency, up respectively 48.6% and 38.5% from the first quarter of last year.

Compared to last year, the higher first quarter results reflected further manufacturing efficiencies and increased unit sales, including the timing impact of distributors building inventory in anticipation of a January price increase, as well as more favourable product-mix. These factors were partially offset by lower selling prices, combined with higher cotton costs, increased selling, general and administration expenses and higher depreciation as a result of the Company’s recent major capital investment projects.

Sales in the quarter were U.S. $78.0 million, up 20.0% from U.S. $65.0 million in the first quarter of fiscal 2003. The higher sales were due to a 21.9% increase in unit shipments and a higher valued product-mix, partially offset by lower selling prices. The higher unit sales reflected 12.3% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market, the impact of increased shipments into the channel in anticipation of the price increase, and continuing market share penetration in sport shirts and fleece achieved by Gildan compared with the first quarter of last year.

Gildan maintained its market leadership position in the overall T-shirt category, with a share of 30.5% in the first quarter of fiscal 2004, compared with 31.4% in the corresponding quarter of last year. During the first quarter, the Company focused on higher-valued product-lines within the T-shirt category, and decided not to fully participate in highly discounted white T-shirt promotions.

Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 7.6%, Gildan continued to achieve significant penetration in this segment where its unit shipments grew by 27.5% compared with the first quarter of last year and its market share increased to 20.4%, versus 14.7% a year ago. Gildan’s share in the fleece category also increased in the first quarter to 13.9%, compared with 10.3% a year ago, as the Company expanded its offering of fleece products. Industry demand in this segment increased by 1.9% versus the first quarter of last year.

All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

Gross margins were 27.1% in the first quarter, compared with 29.4% in the first quarter of fiscal 2003. Before the impact of the adjustments resulting from the change to U.S. functional currency, gross margins in the first quarter of fiscal 2004 were 29.8%. Gross margins were positively impacted by the Company’s recent capital investments, in particular the significantly higher proportion of overall production from the new low-cost integrated textile manufacturing facility at Rio Nance, Honduras. The resulting reductions in manufacturing costs, together with the impact of more favourable product-mix, were offset by lower selling prices, as well as higher cotton costs and the impact of the stronger Canadian dollar.

Earnings Outlook

The Company is continuing to project a diluted EPS range of U.S. $2.25 — $2.30 for fiscal 2004, up 25.7% — 28.5% from fiscal 2003, before taking account of the estimated U.S. $0.16 per diluted share impact as a result of revaluing opening inventories and fixed assets. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company’s EPS forecast for fiscal 2004 is U.S. $2.10 — $2.15, up 17.3% — 20.1% from fiscal 2003.

These full year projections assume a 15% increase in unit sales volumes combined with a slight increase in selling prices in fiscal 2004 over fiscal 2003, to reflect partial pass-through of significantly higher cotton costs. Although there is currently some promotional activity in February following the implementation of the January 2004 selling price increase, the Company expects that upward pressure on selling prices will continue as manufacturers consume inventories which include higher-cost cotton.

Cash Flow

In the first quarter, the Company used $35.8 million of cash, defined as cash flows from operating activities less cash used in investing activities, due to a U.S. $35.7 million use of cash for the planned seasonal build-up of inventories. The Company used U.S. $16.1 million in the quarter for capital expenditures, primarily to implement its continuing offshore capacity expansion plans and its investment in a 50%/50% joint venture to acquire a yarn spinning facility. The Company ended the quarter with surplus cash reserves of U.S. $37.5 million.

The Company expects to invest approximately U.S. $60 million in capital expenditures for the full fiscal year, and to generate approximately U.S. $5 – $10 million of free cash flow, defined as cash flow from operating activities less cash flow from investing activities. The Company intends to use U.S. $17.5 million of its surplus cash to meet the first scheduled installment of its U.S. senior note repayment on June 10, 2004.

As of January 31, 2004, there were 23,453,443 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 811,985 options outstanding.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. Interested parties can join the call by dialling 1-800-475-3716 (Canada & U.S.) or 719-457-2728 (international) and entering passcode 196509. The conference call can also be accessed via live webcast at www.gildan.com ("Investor Relations" section).

If you are unable to call in at this time, a replay of the conference call will be available starting the same day at 7:00 PM Eastern Time by dialling 888-203-1112 (Canada and U.S.) or 719-457-0820 and entering passcode 196509, until February 10, 2004 at midnight, or by wound webcast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 4, 2004	December 29, 2002

	(unaudited)	(unaudited)

Sales	$77,959	$65,000
Cost of sales	56,859	45,915

Gross profit	21,100	19,085

Selling, general and administrative expenses	11,397	10,084

Earnings before interest, income taxes,
depreciation and amortization (EBITDA)	9,703	9,001

Depreciation and amortization	4,932	3,496
Interest expense	1,589	1,445

Earnings before income taxes	3,182	4,060

Income taxes	310	369

Net earnings	$2,872	$3,691

Basic EPS	$0.10	$0.13

Diluted EPS	$0.10	$0.13
Weighted average number of shares outstanding (in thousands)
Basic	29,524	28,945
Diluted	29,792	29,600

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 4, 2004	December 29, 2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 2,872	$ 3,691
Adjustments for:
Depreciation and amortization	4,932	3,496
Future income taxes	122	144
Other	7	(175)

	7,933	7,156
Net changes in non-cash working capital balances:
Accounts receivable	19,201	19,992
Inventories	(35,745)	(23,322)
Prepaid expenses and deposits	(1,118)	(382)
Accounts payable and accrued liabilities	(9,978)	2,562
Income taxes payable	21	(196)

	(19,686)	5,810
Cash flows from financing activities:
Repayment of capital leases and other long-term debt	(1,171)	(1,006)
Increase in secured debt	4,125	96
Proceeds from the issuance of shares	263	797
Increase in deferred financing charges	—	(26)

	3,217	(139)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(16,123)	(11,440)
Decrease in other assets	19	52

	(16,104)	(11,388)
Effect of exchange rate changes on cash
and cash equivalents	723	572

Net decrease in cash and cash equivalents	(31,850)	(5,145)
during the period
Cash and cash equivalents, beginning of period	$ 69,340	$ 45,010

Cash and cash equivalents, end of period	$ 37,490	$ 39,865

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 4, 2004	October 5, 2003	December 29, 2002

	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 37,490	$ 69,340	$ 39,865
Accounts receivable	45,760	64,260	35,300
Inventories	139,248	103,503	96,432
Prepaid expenses and deposits	4,967	3,849	2,734
Future income taxes	6,049	4,682	3,424

	233,514	245,634	177,755

Fixed assets	190,295	180,349	140,724
Other assets	3,520	3,681	4,072

Total assets	$ 427,329	$ 429,664	$ 322,551

Current liabilities:
Accounts payable and accrued liabilities	$ 56,643	$ 67,278	$ 52,872
Income taxes payable	4,016	3,909	1,908
Current portion of long-term debt	19,409	19,481	3,970

	80,068	90,668	58,750

Long-term debt	57,198	54,077	72,088
Future income taxes	22,725	20,716	13,304

Shareholders' equity:
Share capital	75,753	75,490	71,800
Contributed surplus	220	220	220
Retained earnings	165,117	162,245	112,780
Cumulative translation adjustment	26,248	26,248	(6,391)

	267,338	264,203	178,409

Total liabilities and shareholders' equity	$ 427,329	$ 429,664	$ 322,551

See accompanying notes to interim consolidated financial statements.

For complete notes to the interim consolidated financial statements please refer to filings with the various securities regulatory authorities.

1)	Change in Functional Currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international expansion of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the beginning of its 2004 fiscal year. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles. The change in the functional currency resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

2)	Investment in Joint Venture:

During the first quarter of fiscal 2004, the Company invested in a 50%/50% owned joint venture with Frontier Spinning Mills, Inc. The new joint venture company acquired the equipment and real estate of an existing yarn-spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier’s 50% share in the investment, amounted to $12.5 million. The joint venture is accounted for using the proportionate consolidated method whereby the Company’s proportionate share of revenues, expenses, assets and liabilities is included in these financial statements.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date February 3, 2004